Via Facsimile and U.S. Mail
Mail Stop 4720

December 3, 2009

Arlene M. Morris
President and Chief Executive Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

Re: Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 001-33213

Dear Ms. Morris:

    We have reviewed your response to our letter dated November 5, 2009 and have
the following comment. In this comment, we ask you to provide us with information to
better understand your disclosure. The information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information provided,
we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Arlene M. Morris
Affymax, Inc.
December 3, 2009
Page 2

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion & Analysis, page 21</u>

<u>Performance and Compensation Program, page 23</u>

1. We have reviewed your response to our prior comment #2 and considered both your
   materiality analysis and your competitive harm analysis. Although the new disclosure
   you provide concerning your corporate objectives will be helpful to your investors,
   we believe that additional information is required. In particular, we ask that you
   disclose the specific performance targets identified for each objective as well as
   include an analysis as to whether your Named Executive Officers achieved these
   targets and how their overall compensation was impacted as a result. As noted in our
   prior comment, in order to receive confidential treatment for these targets, you must
   show that such disclosure will directly result in your competitors gaining access to
   highly sensitive information, e.g. break-even points or cost structures relating to
   specific products. While we have taken note of your statements that providing this
   disclosure will disadvantage you competitively and possibly undermine your pending
   arbitration proceedings, we will be unable to consider any confidential treatment
   request for this information without a more detailed analysis from you explaining
   exactly how this will occur.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director